K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

December 19, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendments to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on December 5, 2013 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendments to the Trust’s Registration Statement on Form N-1A that were filed on October 17, 2013 to register Class A, Class I, and Class R6 shares of the series of the Trust (each, a “Fund”) shown in the following table (each, an “Amendment”).

Fund	Post-Effective Amendment No.
	Securities Act	1940 Act
Redwood Fund	106	108
Small Cap Value Fund	105	107

For convenience, we have set forth each comment below, followed by the Trust’s response. As certain comments related to both Funds, we have grouped those comments together, and then provided responses to Fund-specific comments. Capitalized terms have the same meaning as in the relevant Amendment, unless otherwise stated.

Comments on Both Fund Prospectuses

Comment 1 — In “Fund summary — Fee table — Annual fund operating expenses,” the information shown for “Other expenses” should not be estimated because the Fund is not a “new fund” (with less than six months of financial highlights).

Response to Comment 1 — The Fund respectfully declines to make the requested change. Although the Fund may not strictly meet the definition of a “new fund” for purposes of Form N-1A, there is no historical information for “other expenses” relating to the Fund’s new share classes and, consequently, the Fund necessarily must estimate them.

Comment 2 — In “Fund summary — Expense example,” in the Class A prospectus, instead of showing two separate “sold” and “kept” columns, please consider only having one column, since the Class A contingent deferred sales charge applies on purchases of $1 million.

Response to Comment 2 — The Fund has made the requested change.

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Comment 3 — In “Fund summary — Principal investment strategies,” the Fund states that it may invest in exchange-traded funds (“ETFs”). Please consider whether the fee table should include a separate line for estimated acquired fund fees and expenses, in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response to Comment 3 — The Fund anticipates that acquired fund fees and expenses for the first year of operations will amount to no more than 0.01%, but if such fees do exceed this percentage, the Fund will add a separate line item in the fee table, in accordance with Form N-1A.

Comment 4 — In “Fund summary — Principal risks,” under the heading “Exchange-traded fund risk,” please disclose that an ETF has its own fees and expenses, which are borne indirectly by the Fund.

Response to Comment 4 — The Fund has made the requested change.

Comment 5 — Please revise “Fund details” to correspond to changes made to the “Fund summary” in response to the staff’s comments.

Response to Comment 5 — The Fund has made the requested change.

Comment 6 — In “Fund summary — Fees and expenses — Shareholder fees,” in the Class I and Class R6 prospectuses, since these share classes do not impose any front-end or deferred sales charges, please consider deleting the words that follow “(load”) in each of the captions in this section.

Response to Comment 6 — The Fund has made the requested change.

Comments on Redwood Fund Prospectus

Comment 7 — In “Fund summary — Principal investment strategies,” please revise this section using plain English.

Response to Comment 7 — The Fund has made the requested change.

Comment 8 — In “Fund summary — Principal investment strategies,” in the fourth paragraph, the Fund states that it may invest in derivatives. Please disclose the purpose of the Fund’s investment in derivatives, in accordance with the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.

Response to Comment 8— The Fund has made the requested change.

Comment 9 — In “Fund summary — Principal investment strategies,” in the fourth paragraph, please explain what the term “equity-related instruments” means.

Response to Comment 9 — The Fund has deleted the term “equity-related investments.”

Comment 10 — In “Fund summary — Principal investment strategies,” in the fourth paragraph, the Fund states that it may invest in “variance swaps.” Please either use a different term for this investment, or add a brief explanation of the investment to this section of the prospectus.

Response to Comment 10 — The Fund has provided a brief explanation of the investment.

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Comment 11 — In “Fund details — Principal risks of investing,” the first two paragraphs under the heading “Credit and counterparty risk” relate to fixed-income securities in general, and high yield fixed-income securities in particular. Since there is no disclosure that the Fund engages in these investment strategies, please consider deleting these portions of this risk factor.

Response to Comment 11 — The disclosure in “Fund details — Principal risks of investing” under the heading “Credit and counterparty risk” generally is used by funds in the John Hancock fund complex that use one or more of the strategies described therein. In order to achieve uniformity of risk disclosure across all of the relevant John Hancock funds, the Fund respectfully declines to make any changes in response to this comment.

Comment 12 — In “Fund details — Principal risks,” under the heading “Hedging, derivatives, and other strategic transactions risk — Options,” please consider disclosing the additional risks of investing in naked call options.

Response to Comment 12 — The Fund has made the requested change.

Comment 13 — In “Fund summary — Principal investment strategies,” please add disclosure that the Fund may trade its portfolio actively, as there is a risk factor under “Fund summary — Principal risks” entitled “High portfolio turnover risk.”

Response to Comment 13 — The Fund has made the requested change.

Comment 14 — In “Fund summary — Past performance,” under the heading “Average annual total returns,” please reverse the order of the two indices shown, the CBOE S&P 500 BuyWrite Index and the S&P 500 Index.

Response to Comment 14 — The Fund believes that the CBOE S&P 500 BuyWrite Index meets the criteria for an “appropriate broad-based securities market index” as set forth in Instruction 6 to Item 27(b) of Form N-1A. Accordingly, the Fund does not believe that any change is necessary in response to this comment.

Comment 15 — In “Fund details” under “Securities lending,” the Fund states that it may lend its securities. If lending securities is a principal investment strategy, please add related disclosure to “Fund summary — Principal investment strategies.”

Response to Comment 15 — Because the Fund will not engage in securities lending to any substantial extent, the Fund has deleted this disclosure.

Comment 16 — In the “Appendix,” in the first paragraph, please revise the phrase “in an investment style and strategy substantially similar to those that will be used to manage the fund” to read “in an investment style and strategy substantially similar to those that will be used to manage the fund, with substantially similar investment policies.”

Response to Comment 16 — The Fund has made the requested change.

Comment 17 — In the “Appendix,” in the first paragraph, the Fund states that the Composite includes a registered investment company managed by the Fund’s subadviser. Please identify supplementally the name of this investment company and the time period(s) for which such investment company’s performance history is included.

Response to Comment 17 — The registered investment company included in the Composite is Allianz GI Redwood Fund, a series of Allianz Funds Multi-Strategy Trust (the “Allianz Fund”). This fund’s performance for the period from October 1, 2011 through September 30, 2013 is included in the Composite.

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Comment 18 — Regarding the “Appendix,” if any registered investment companies other the Allianz Fund are included in the Composite, please state the names of such other investment companies.

Response to Comment 18 — Apart from the Allianz Fund, there are no other registered investment companies included in the Composite.

Comment 19 — In the “Appendix,” in the fifth paragraph, please state that the Composite’s performance has been calculated net of “all actual” fees and expenses.

Response to Comment 19 — The Fund has made the requested change.

Comment 20 — Regarding the “Appendix,” please confirm that the Allianz Fund’s sales load has been included in the calculation of the Composite’s performance.

Response to Comment 20 — Because the effect of the Allianz Fund’s sales load has not been included in the calculation of the Composite’s performance, the Appendix has been revised accordingly.

Comment 21 — In the “Appendix,” under the heading “Redwood Equity Composite,” please delete the subheading “Corresponding to John Hancock Redwood Fund.”

Response to Comment 21 — The Fund has made the requested change.

Comment 22 — In the “Appendix,” under the heading “Redwood Equity Composite average annual total returns,” please reverse the order of the two indices shown, the CBOE S&P 500 BuyWrite Index and the S&P 500 Index.

Response to Comment 22 — The Fund believes that the CBOE S&P 500 BuyWrite Index meets the criteria for an “appropriate broad-based securities market index” as set forth in Instruction 6 to Item 27(b) of Form N-1A. Accordingly, the Fund does not believe that any change is necessary in response to this comment.

Comment on the Redwood Fund Statement of Additional Information

Comment 23 — In “Shareholders of the Fund,” please delete the first sentence as there are no shareholders identified with an asterisk.

Response to Comment 23 — The Fund has made the requested change.

Comments on the Small Cap Value Fund Prospectus

Comment 24 — In “Fund summary — Principal investment strategies,” the Fund states that it may have significant investments in the financial services sector. Please add specific risk disclosure regarding investment in this sector.

Response to Comment 24 — The Fund has made the requested change.

Comment 25 — In “Fund summary — Principal investment strategies,” the last sentence states that “For purposes of the fund,” regarding the Fund’s investment in ETFs. If this phrase relates to the Fund’s policy of investing at least 80% of its net assets (plus borrowings for investment purposes) in small-cap companies (the “80% Policy”), please disclose this in the “Fund summary.”

Response to Comment 25 — The Fund has deleted this phrase as it does not relate to the Fund’s 80% Policy.

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Comment 26 — In “Fund summary — Principal risks,” the Fund includes “Credit and counterparty risk” as a risk factor. If this is accurate, please disclose that investing in derivatives as a principal strategy, and disclose the purpose for such investments.

Response to Comment 26 — Because the Fund does not invest in derivatives, this risk factor will be deleted.

Comment 27 — In “Fund summary — Past performance,” please disclose that the calendar year total return information does not include any account fees.

Response to Comment 27 — The Fund currently states that “[calendar year total returns] do not include sales charges and would have been lower if they did.” Accordingly, the Fund does not believe that any change is necessary in response to this comment.

Comment 28 — In “Fund details — Principal investment strategies,” please disclose whether the Fund’s Board can change the Fund’s investment objective without shareholder approval.

Response to Comment 28 — The Fund has made the requested change.

Comment 29 — In “Fund details,” the Fund has included a section entitled “Asset allocation management.” Please explain how this is relevant to this Fund.

Response to Comment 29 — Because this section is not relevant to the Fund, the Fund has deleted it.

Comment 30 — In “Fund details — Temporary defensive investing,” please delete the first two bullet points relating to holding cash to meet redemption requests and make other anticipated cash payments, as the SEC staff does not consider these practices to be temporary defensive investing.

Response to Comment 30 — The Fund has made the requested change.

Comment 31 — In “Fund details” under “Securities lending,” the Fund states that it may lend its securities. If lending securities is a principal investment strategy, please add related disclosure to “Fund summary — Principal investment strategies.”

Response to Comment 31 — Because the Fund will not engage in securities lending to any substantial extent, the Fund has deleted this disclosure.

Comment 32 — In “Fund details — Principal risk of investing,” under “Credit and counterparty risk,” please delete the parenthetical “(see ‘Hedging, derivatives, and other strategic transactions risk’) as this other risk factor is not included. Also, consider revising “Credit and counterparty risk” to reflect the fact that the Fund does not invest in fixed-income securities or high yield debt.

Response to Comment 32 — Because the Fund does not invest in derivatives, this risk factor will be deleted in its entirety.

Comment 33 — In “Fund details — Principal risk of investing — Foreign securities risk,” under “Currency risk,” the Fund states that it may engage in proxy hedging of currencies. As the Fund does not engage in derivative transactions, please remove references to this practice.

Response to Comment 33 — The disclosure in “Fund details — Principal risks of investing — Foreign securities risk” under the heading “Currency risk” generally is used by funds in the John Hancock fund complex that use one or more of the strategies described therein. In order to achieve uniformity of risk disclosure across all of the relevant John Hancock funds, the Fund respectfully declines to make any changes in response to this comment.

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Comment 34 — In the “Appendix,” the Fund states that its performance is included in the Composite. Please disclose whether any other registered investment companies are included in the Composite.

Response to Comment 34 — The Fund has made the requested change.

Comment 35 — In the “Appendix,” the Fund states that the Composite includes accounts managed in foreign currencies. Please explain how this is relevant to a Composite that is managed with investment policies and strategies similar to those of the Fund, i.e., primarily in U.S. small-cap companies.

Response to Comment 35 — The Fund has deleted this statement.

Comment 36 — In “Appendix,” please clarify the term “Benchmark” as used in the fourth paragraph.

Response to Comment 36 — The Fund has deleted references to a “Benchmark” in this paragraph.

Comment 37 — In “Appendix,” in the sixth paragraph, please clarify that the Composite does, in part, reflect the fees and expenses of the Fund.

Response to Comment 37 — The Fund has made the requested change.

Comment 38 — In “Appendix,” in the sixth paragraph, please delete the words “or reflect expenses” in the sixth sentence.

Response to Comment 38 — The Fund has made the requested change.

Comment 39 — In the “Appendix,” under the heading “Small Cap Value Composite,” please delete the subheading “Corresponding to John Hancock Small Cap Value Fund.”

Response to Comment 39 — The Fund has made the requested change.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendments, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendments;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendments; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

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The Trust, on behalf of the Funds, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trust, at (617) 663-2261.

Sincerely,

/s/ George P. Attisano

George P. Attisano

Cc: Christopher Sechler